SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the plan year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                      to

Commission file number 1-4694

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RR Donnelley Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

R.R. Donnelley & Sons Company

111 S. Wacker Drive

Chicago, Illinois 60606-4301

REQUIRED INFORMATION

Attached hereto are the RR Donnelley Savings Plan audited financial statements for the fiscal years ended December 31, 2012 and 2011, and supplemental schedule of assets held (at end of year) for the fiscal year ended December 31, 2012. All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

RR Donnelley Savings Plan

December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of the

RR Donnelley Savings Plan

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of RR Donnelley Savings Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statements of changes in net assets available for benefits for the years ended December 31, 2012 and 2011. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the years ended December 31, 2012 and 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of RR Donnelley Savings Plan, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Chicago, Illinois

June 14, 2013

RR DONNELLEY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

(EMPLOYER IDENTIFICATION NUMBER 36-1004130, PLAN NUMBER 003)

	2012	2011
ASSETS
Plan investments in RR Donnelley Savings Plan Master Trust, at fair value	$—	$2,089,758,583
Plan investments at fair value	2,256,116,647	—
Notes receivable from participants	49,144,880	51,446,798

Total assets	2,305,261,527	2,141,205,381

LIABILITIES
Accrued expenses and other liabilities	226,777	2,836,695
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,305,034,750	2,138,368,686
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(20,153,978)	(15,848,693)

NET ASSETS AVAILABLE FOR BENEFITS	$2,284,880,772	$2,122,519,993

The accompanying notes are an integral part of these financial statements

RR DONNELLEY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(EMPLOYER IDENTIFICATION NUMBER 36-1004130, PLAN NUMBER 003)

	2012	2011
ADDITIONS TO NET ASSETS:
Investment income
Interest income on notes receivable from participants	$2,043,180	$2,300,503
Dividend income	34,012,210	29,933,365
Net appreciation in fair value of investments	180,701,758	—

Total investment income	216,757,148	32,233,868

Contributions
Employer contributions	30,800,337	73,766
Participant contributions	110,780,025	101,242,259
Rollover contributions	2,641,693	76,762,009

Total contributions	144,222,055	178,078,034

Total additions	360,979,203	210,311,902

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	195,952,021	163,665,967
Administrative expenses	2,666,403	3,637,760
Plan interest in net investment loss from RR Donnelley Savings Plan Master Trust	—	30,159,088

Total deductions	198,618,424	197,462,815

Net increase before transfers	162,360,779	12,849,087
Net transfer from Bowne Savings Plan	—	3,416,815

Net increase after transfers	162,360,779	16,265,902
NET ASSETS, BEGINNING OF YEAR	2,122,519,993	2,106,254,091

NET ASSETS, END OF YEAR	$2,284,880,772	$2,122,519,993

The accompanying notes are an integral part of these financial statements

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

NOTE 1 – PLAN DESCRIPTION

The following description of the RR Donnelley Savings Plan (the “Plan”) is provided for general information purposes only. The Plan is a defined contribution plan sponsored by R. R. Donnelley & Sons Company (the “Company”) designed to allow eligible employees to save for retirement on a tax-advantaged basis. The Plan is intended to qualify as a cash or deferred arrangement under Section
401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The description covers current Plan provisions, except as specifically noted otherwise. For more complete information, refer to the Summary Plan Description and the Plan document, including any modifications and amendments thereto.

Administration

The Plan is administered by the Plan’s Benefits Committee and its delegates. In 2011 Plan assets were held in the RR Donnelley Savings Plan Master Trust (the “Trust”). Effective January 1, 2012 the Trust was amended resulting in it not being administered as a Master Trust during 2012. The Bank of New York Mellon (the “Trustee”) is the trustee of the Trust and custodian of the Plan’s assets, other than with respect to assets invested through the self-directed brokerage accounts. Charles Schwab & Co., Inc is the custodian of assets invested through the self-directed brokerage accounts. Administrative and record keeping services are provided by Aon Hewitt, LLC.

Administrative Expenses

Administrative expenses paid by the Plan include recordkeeping fees, investment consulting fees, investment management fees, and most other administrative fees, including various printing and postage charges. Expenses paid by the Company include audit fees, legal fees, and some other administrative fees.

Eligibility

Generally, all employees of the Company and its U.S. subsidiaries are eligible to become Plan members (“participants”), unless they are part of a bargaining unit that does not participate in the Plan. Except with respect to certain contingent employees, eligible employees are not required to satisfy any service or age requirements to participate in the Plan and, accordingly, become eligible to participate in the Plan on their first day of employment with the Company or one of its participating affiliates. Elections to participate in the Plan are effective as soon as administratively practicable. Automatic enrollment provisions under the Plan became effective January 1, 2012. Generally, employees not actively participating in the Plan effective November 30, 2011 were automatically enrolled on January 1, 2012, and employees hired on or after December 1, 2011 are automatically enrolled 30 days after being hired, in each case unless the employee opted, or opts, out of automatic enrollment or elected, or elects, to be enrolled earlier. Individuals who are automatically enrolled make contributions on a before-tax basis equal to 3% of eligible compensation.

Contributions

Eligible employees may elect to make before-tax, after-tax and Roth 401(k) contributions under the Plan. Subject to certain limitations, the contribution election percentages allowed are from 1%-85% of eligible compensation for before-tax, after-tax and Roth 401(k) contributions, and the total of all elections cannot exceed 85% of eligible compensation. Before-tax, after-tax and Roth 401(k) contributions are funded by payroll deductions and must be made in whole percentages of employee eligible earnings, although contributions designated as “catch-up” contributions must be designated in full dollar amounts. Participants can change contribution elections at any time. Earnings of the Plan attributable to before-tax, after-tax and matching contributions, as well as such before-tax contributions and matching contributions to the Plan, generally are not taxable to the participants until withdrawn.

Effective during fiscal year 2012, the Company made matching contributions equal to 40% of a participant’s before-tax and Roth
401(k) contributions on up to 6% of eligible compensation each payroll period. The per payroll period matching contributions ceased effective December 31, 2012. The Company did not make any matching contributions during the 2011 Plan year, except for participants entitled to such contributions pursuant to collective bargaining agreements. In addition, the Plan permits the Company to provide a discretionary matching contribution to certain employees. The Company did not make any such discretionary matching contributions for the 2011 or 2012 Plan years. Matching contributions, when made, are contributed to the Plan in cash and invested according to the participant’s investment elections.

Employees may also roll over amounts to the Plan that were distributed from certain types of retirement plans and accounts.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

NOTE 1 – PLAN DESCRIPTION (continued)

Vesting

Participants are always 100% vested in their before-tax, after-tax, Roth 401(k) and rollover contributions and investment earnings thereon. Except with respect to certain members of collective bargaining units, participants first hired before January 1, 2012 are always 100% vested with respect to matching and discretionary matching contributions (and earnings thereon), whereas participants first hired on or after January 1, 2012 do not become vested in such matching and discretionary matching contributions (and earnings thereon) until they have earned three years of service under the Plan, at which time they are 100% vested in such contributions and earnings. Different vesting rules apply to contingent employees.

Notes Receivable from Participants

Participants are permitted to borrow up to the lesser of 50% of their vested before-tax, after-tax, Roth 401(k), matching and rollover account balance, or $50,000, reduced by the highest outstanding loan balance in the last 12 months. The minimum loan amount is $1,000. Subject to certain exceptions for historical loans and loans originated under other plans, participants are allowed only one outstanding loan at any time and the maximum loan repayment period is four and a half years. The loans are secured by the balance in the participants’ accounts and bear interest at a rate equal to 1% over the prime rate, as published in the Wall Street Journal. The interest rate for the loans outstanding as of December 31, 2012 ranged from a low of 4% to a high of 10.50%. The participant pays an administrative fee of $100 to the Plan’s recordkeeper, Aon Hewitt, LLC, at the inception of the loan.

Benefit Payments and Withdrawals

A participant’s account balance may be distributed on retirement or other termination of employment. Distributions may be made in the form of lump sum distribution of all or a portion of the participant’s account, or in installment payments. Amounts invested in the TRASOP Fund may be distributed in the form of shares of Company stock. All other payments are made in cash.

A participant may withdraw his or her after-tax contributions and rollover contributions, and the value of the participant’s Fund B account, if any, at any time, and may withdraw an amount from his or her vested account (other than his or her TRASOP Account) while he or she is still employed if he or she incurs a financial hardship, or has attained age 59.5. A participant may withdraw all or part of his or her before-tax or Roth 401(k) contributions if he or she is performing service in the uniformed services while on active duty for more than 30 days. A participant may withdraw any portion of his or her vested account after attaining age 70.5, and will be required to begin taking distributions upon the later of his or her attainment of age 70.5 or termination of employment.

Investment Options

Participants are permitted to direct how their account balance under the Plan is invested. Subject to certain restrictions, participants can change investment elections on a daily basis. Generally, participants may invest up to 20% of their account balance and up to 20% of their current contributions in the RR Donnelley Stock Fund, and may shift their contributions into and out of the RR Donnelley Stock Fund at any time. As of December 31, 2012, the following investment options were offered under the Plan:

Core Investment Funds— investment funds that invest in different asset classes, such as fixed income funds, bond funds, stock funds, and funds that invest in alternative investments. Examples offered under the Plan as of December 31, 2012 include the following funds: stable value, fixed income index, fixed income core plus, Treasury inflation protected securities index, large cap core index, large cap value, large cap growth, small cap core index, small cap value, small-mid cap growth, international core index, international equity core plus, emerging markets index, real estate investment trust, and diversified real asset.

Target Date Funds— mix of investments in core investment funds that automatically reduce their level of equity risk over time and target retirement at age 65.

Conservative Income Fund— a conservative portfolio comprised of a mix of investments in core investment funds with equity risk maintained lower than any Target Date Fund.

RR Donnelley Stock Fund and TRASOP Fund— unitized funds that invest primarily in shares of common stock of the Company and hold a certain percent of assets in cash-equivalents for liquidity purposes. Due to investments in cash—equivalents, the RR Donnelley Stock Fund and the TRASOP Fund may not reflect the exact performance of Company stock over any given time period. The TRASOP Fund has been considered an “employee stock ownership plan” during all periods covered by these financial statements. Effective April 2013, the RR Donnelley Stock Fund is also considered an “employee stock ownership plan.” Dividends paid on the shares of Company stock held in the TRASOP Fund have historically been passed through and paid out to participants, whereas dividends paid on the RR Donnelley Stock Fund have been reinvested in the fund. The TRASOP Fund is closed to new investments.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

NOTE 1 – PLAN DESCRIPTION (continued)

Self-Directed Brokerage Account— participants may invest a portion of their account balance under the Plan in investment options not otherwise offered under the Plan, such as certain mutual funds, stocks, or bonds, by directing such portion of their account balance to be invested through the self-directed brokerage account offered under the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accounts of the Plan are maintained on the accrual basis of accounting. The Plan has evaluated subsequent events through June 14, 2013, which is the date that the financial statements were approved and available to be issued, for events requiring recording or disclosure in the Plan’s financial statements.

Reclassifications

Certain amounts previously reported have been reclassified to conform to the current-year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements, including details on inputs, valuation techniques and fair value level within the fair value hierarchy.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation or depreciation of investments included in the accompanying Statement of Changes in Net Assets available for Benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in fair value of investments. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period. The net realized gains or losses on the sale of investments represents the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year.

Plan Distributions

Benefit payments to participants are recorded upon distribution. The Trustee uses a distribution account to make all benefit payments. Amounts are transferred from the participant’s investment fund(s) to this account as directed by the Plan administrator.

Risks and Uncertainties

The Plan provides various options for investing in securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”), which amends the definition of fair value measurement principles and disclosure requirements to eliminate differences between U.S. GAAP and International Financial Reporting Standards (“IFRS”). ASU 2011-04 requires new quantitative

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

and qualitative disclosures about the sensitivity of recurring Level 3 measurement disclosures, as well as transfers between Level 1 and Level 2 of the fair value hierarchy. ASU 2011-04 was effective for the Plan for the year ended December 31, 2012 and did not have a material impact on the Plan’s Statements of Net Assets Available for Benefits or the Plan’s disclosures.

NOTE 3 – PLAN MERGERS/BATCH ROLLOVERS

The Plan did not merge with any other plan during 2012 or 2011. However, employees with account balances in the terminated Bowne Savings Plan were permitted to roll over their account balances from the Bowne Savings Plan into the Plan commencing on December 31, 2010. A batch rollover of some of those account balances was effective on January 27, 2011, in the amount of $74,917,093, which included $71,542,053 in rollovers, $3,416,815 of participant loans, and accrued interest from the Bowne Savings Plan.

NOTE 4 – INVESTMENT IN RR DONNELLEY SAVINGS PLAN

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The amounts relating to the investment contract fair value, and related adjustment, are broken out in the Statements of Net Assets Available for Benefits.

Effective January 1, 2012 the Trust was amended resulting in it not being administered as a Master Trust during 2012. Interest and dividends, along with net appreciation (depreciation) in the fair value of investments, are accounted for on a daily basis based upon the Plan’s participation in the various investment funds and portfolios.

The following table presents the net assets held by the Plan at December 31, 2012 and 2011:

	2012	2011
Investments at fair value:
Collective trust funds	$1,128,634,628	$1,012,282,670
U.S. equity securities	376,482,431	413,290,293
Fixed income securities	347,785,652	262,837,097
Mutual funds	213,540,667	150,971,120
Non-U.S. equity securities	121,533,221	165,320,267
Self-directed brokerage account	59,037,173	49,931,914

	2,247,013,772	2,054,633,361
Cash and money market funds	8,698,648	32,937,411
Contributions and other receivables	404,227	2,187,811

Total investments*	2,256,116,647	2,089,758,583
Accrued expenses and other liabilities	226,777	2,836,695

Net assets at fair value	2,255,889,870	2,086,921,888

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(20,153,978)	(15,848,693)

Net assets	$2,235,735,892	$2,071,073,195

*	Total investments in 2011 were administered as a Master Trust.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

NOTE 4 – INVESTMENT IN RR DONNELLEY SAVINGS PLAN (continued)

Investment income (loss) of the Plan for the years ended December 31, 2012 and 2011, is summarized as follows:

	2012	2011
Net appreciation (depreciation) in fair value of investments:
Collective trust funds	$76,255,123	$20,566,272
U.S. equity securities	46,993,913	(18,743,964)
Mutual funds	28,603,745	(6,033,004)
Non-U.S. equity securities	18,758,920	(26,781,636)
Fixed income securities	10,090,057	833,244

Investment income (loss)	$180,701,758	$(30,159,088)

Dividends and interest income for the Plan was $34,012,210 and $29,933,365 for the years ended December 31, 2012 and 2011.

The fair values of the Plan’s investments that represent 5% or more of the Plan’s net assets, at December 31, 2012 and 2011, are summarized as follows:

	2012	2011
Wells Fargo Fixed Income Fund A	$123,350,803	$117,258,178
Wells Fargo Fixed Income Fund F	210,948,446	198,958,618
Wells Fargo Fixed Income Fund L	123,082,433	122,251,339
Vanguard Large Cap Core Index	247,192,100	192,550,576

Lending of Portfolio Securities

To generate additional income, a fund may lend a percentage of its investment securities to approved institutional borrowers who need to borrow securities provided a number of conditions are satisfied, including that the loan is fully collateralized in the form of cash or U.S. government securities. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S. to the extent of 102% of the market value of the loaned securities, or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities.

By lending its investment securities, a fund attempts to increase its net investment income through the receipt of interest on the loan. Any gain or loss in the market price of the securities loaned that might occur during the term of the loan would belong to a fund. Each investment option within the Plan that participates in the program receives its pro-rata share of the income or loss earned by the collateral investment fund monthly and is reflected in the calculation of the investment option’s net asset value (NAV). Per review of the securities lending transactions with all parties involved, there are not any material transactions or potentially material transactions outstanding on the Plan’s Statements of Net Assets Available for Benefits for each reporting period.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

NOTE 5 – GALLIARD STABLE VALUE FUND

The Plan assets entered into benefit-responsive investment contracts via investment in the Galliard Stable Value Fund (“the Fund”).

The Fund primarily invests in security-backed contracts issued by insurance companies and other financial institutions. A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the Fund. The portfolio underlying the contract is maintained separately from the contract issue’s general assets, usually by a third party custodian. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustment to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund. The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis and cannot credit an interest rate that is less than 0%. The issuer guarantees that all qualified participant withdrawals will be at contract value.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

The credit risk of each issuer is evaluated and monitored through Galliard’s credit analysis, and the underlying portfolio assets are rated investment grade at the time of purchase.

The primary variables impacting the future crediting rates of security-backed contracts include:

•	The current yield of the assets underlying the contract;

•	The duration of the assets underlying the contract; and

•	The existing difference between the fair value and contract value of the assets within the contract.

The yield earned by the Galliard Fund at December 31, 2012 and 2011 was 1.09% and 1.78%, respectively. This represents the annualized earnings of all investments in the Fund, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the Fund at December 31, 2012, or 2011, as applicable.

The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund at December 31, 2012 and 2011, was 2.45% and 2.84%, respectively. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2012, or 2011, as applicable. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates. The adjustment from fair value to contract value for fully benefit-responsive investment contracts was ($20,153,978) and ($15,848,693) for the periods ended December 31, 2012 and 2011, respectively.

Security-backed contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Fund operations and are paid with a market value adjustment. Events that may trigger a market value adjustment can include the following:

•	Material amendments to the Fund’s structure or administration;

•	Changes to the participating plans’ competing investment options including the elimination of equity wash provisions;

•	Complete or partial termination of the Fund, including merger with another fund;

•	The failure of the Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

NOTE 5 – GALLIARD STABLE VALUE FUND (continued)

•

The redemption of all or a portion of the interests in the Fund held by a participating plan including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan, the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

•	Any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Funds or participating plans; and

•	The delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund’s ability to transact at contract value with participants, is probable.

Participants may redeem their shares at any time at contract value. However, there is a 90 day equity wash restriction for transfers from the Stable Value Fund to the Schwab PCRA (Brokerage) option.

NOTE 6 – FAIR VALUE MEASUREMENTS

Various inputs are used in determining the fair value of the Plan’s investments. These inputs are categorized in the three tier value hierarchy, which prioritizes valuation methodology based on the reliability of inputs, as listed below:

Level 1 – Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 – Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description by major asset categories of the valuation methodologies and levels used for determining fair value. There have been no changes in the methodology used at December 31, 2012 and 2011.

Cash and other assets – Carrying value approximates fair value. Cash and other assets are classified as Level 1.

Collective trust funds – Collective trust funds are priced using the NAV, and are considered Level 2. The net asset value is deemed appropriate as these funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions. The investments include the Galliard Stable Value Fund as discussed in Note 5. Prices for government, agency, municipal, corporate mortgage backed, and asset backed securities of the Fund are primarily obtained from independent pricing services. These prices are based on observable market data for the same or similar securities, including quoted prices in markets that are not active, or internal matrix pricing models or other similar techniques that use observable market inputs, such as benchmark yields, expected prepayment speeds and volumes, and issuer ratings.

Fixed income securities – Fixed income securities are typically priced based on a valuation model rather than a last trade basis and are not exchange-traded. These valuation models involve utilizing dealer quotes, analyzing market information, estimating prepayment speeds and evaluating underlying collateral. Accordingly, the Company classified these fixed income securities as Level 2.

Mutual funds – Valued at the NAV of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments. All funds that are separately managed and not traded on an exchange are classified as Level 2.

Equity securities – The values of individual equity securities were based on quoted prices in active markets. As such, these assets are classified as Level 1. This includes all U.S. and Non-U.S. equity securities, the Company Stock Fund and the TRASOP fund. The individually managed self-directed brokerage accounts are also classified as Level 1 since the underlying investments are actively traded on the market or exchange.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

NOTE 6 – FAIR VALUE MEASUREMENTS (continued)

The valuation methodologies described above may generate a fair value calculation that may not be indicative of net realizable value or future fair values. While the Plan believes the valuation methodologies used are appropriate, the use of different methodologies or assumptions in calculating fair value could result in different amounts. The Plan invests in various assets in which valuation is determined by NAV. The Plan believes that the NAV is representative of fair value at the reporting date, as there are no significant restrictions on redemption of these investments or other reasons to indicate that the investment would be redeemed at an amount different than the NAV.

The fair values of the Plan’s assets as of December 31, 2012 and 2011 were as follows:

Asset Category	Level 1	Level 2	Level 3	Total as of December 31, 2012
Investments at Fair Value:
Cash and Other	$9,102,875	$—	$—	$9,102,875
Collective Trust Funds
Fixed Income Securities	—	593,681,076	—	593,681,076
International Core Index Fund	—	111,277,635	—	111,277,635
Large Cap Core Index Fund	—	247,192,099	—	247,192,099
Treasury Inflation Protected Securities Fund	—	101,368,204	—	101,368,204
Small Cap Fund	—	75,115,614	—	75,115,614

Total Collective Trust Funds	—	1,128,634,628	—	1,128,634,628
Fixed Income Securities	—	347,785,652	—	347,785,652
Mutual Funds
Diversified Real Asset Fund	—	39,610,586	—	39,610,586
Real Estate Investment Trust Fund	—	49,327,629	—	49,327,629
Small Cap Fund	—	80,929,970	—	80,929,970
Emerging Markets Fund		43,672,482	—	43,672,482

Total Mutual Funds		213,540,667	—	213,540,667
Non-U.S. Equity Securities	121,533,221	—	—	121,533,221
U.S. Equity Securities	376,482,431	—	—	376,482,431
Self-Directed Brokerage Account
Cash Equivalents	13,323,383	—	—	13,323,383
Common Stock	27,800,207	—	—	27,800,207
Corporate Obligations	263,236	—	—	263,236
Mutual Funds	12,203,228	—	—	12,203,228
Preferred Stock	1,041,913	—	—	1,041,913
Unit Investment Trusts	4,405,206	—	—	4,405,206

Total Self-Directed Brokerage Account	59,037,173			59,037,173

Total Assets at Fair Value	$566,155,700	$1,689,960,947	$—	$2,256,116,647

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

NOTE 6 – FAIR VALUE MEASUREMENTS (continued)

Asset Category	Level 1	Level 2	Level 3	Total as of December 31, 2011
Investments at Fair Value:
Cash and Other	$35,125,222	$—	$—	$35,125,222
Collective Trust Funds
Fixed Income Securities	—	575,053,873	—	575,053,873
International Core Index Fund	—	74,695,783	—	74,695,783
Large Cap Core Index Fund	—	192,563,032	—	192,563,032
Treasury Inflation Protected Securities Fund	—	84,250,116	—	84,250,116
Small Cap Fund	—	85,719,866	—	85,719,866

Total Collective Trust Funds	—	1,012,282,670	—	1,012,282,670
Fixed Income Securities	—	262,837,097	—	262,837,097
Mutual Funds
Diversified Real Asset Fund	—	42,634,191	—	42,634,191
Real Estate Investment Trust Fund	—	45,283,416	—	45,283,416
Small Cap Fund	—	63,053,513	—	63,053,513

Total Mutual Funds	—	150,971,120		150,971,120
Non-U.S. Equity Securities	165,320,267	—	—	165,320,267
U.S. Equity Securities	413,290,293	—	—	413,290,293
Self-Directed Brokerage Account
Cash Equivalents	9,846,216	—	—	9,846,216
Common Stock	24,263,830	—	—	24,263,830
Corporate Obligations	343,974	—	—	343,974
Mutual Funds	10,770,098	—	—	10,770,098
Preferred Stock	1,366,954	—	—	1,366,954
Unit Investment Trusts	3,340,842	—	—	3,340,842

Total Self-Directed Brokerage Account	49,931,914	—	—	49,931,914

Total Assets at Fair Value	$663,667,696	$1,426,090,887	$—	$2,089,758,583

NOTE 7 – TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on November 22, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code, including Sections 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator, having consulted with the Plan’s counsel, believes that the Plan remains tax-exempt as of the financial statement date. A letter of request for a new determination letter was filed on December 28, 2006. The IRS delivered notice to the Plan administrator that it would not act on the 2006 filing because it was filed in advance of the applicable “cycle,” and a subsequent letter of request for a new determination letter was filed “on-cycle” on January 31, 2011.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the rights of the participants in their account balances will, to the extent not already vested, become 100% vested.

NOTE 9 – RELATED PARTY TRANSACTIONS

At December 31, 2012, the Plan held an aggregate of 2,428,238 units of Company common stock in the TRASOP Fund and the RR Donnelley Stock Fund, which funds are primarily invested in common shares of Company stock with an original cost of $46,642,305 and a market value of $22,766,838. At December 31, 2011, the Plan held an aggregate of 2,187,939 units of Company common stock in the TRASOP Fund and the RR Donnelley Stock Fund, which funds are primarily invested in common shares of Company stock with an original cost of $46,543,117 and a market value of $31,600,371.

These investments qualify as party-in-interest transactions. However, they are exempt from the prohibited transactions rules of ERISA. Certain plan investments are shares of mutual funds managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are with the Trustee and are party-in-interest transactions. These fees are netted against investment income for the years ended December 31, 2012 and 2011.

The Plan reimburses the Company for certain employees’ compensation and related benefit costs related to the administration of the Plan.

NOTE 10 – RECONCILIATION TO FORM 5500

The following table reconciles the financial statements to the Plan Form 5500 as filed by the Company:

	2012	2011
Net Assets Available for Benefits per the financial statements	$2,284,880,772	$2,122,519,993
Less: Participant withdrawals payable	(1,778,068)	(2,197,938)
Less: Deemed distributions	(229,340)	(320,744)

NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$2,282,873,364	$2,120,001,311

The following is a reconciliation of benefits paid to participants per the financial statements to the Plan Form 5500 for the years ended December 31, 2012 and 2011:

	2012	2011
Benefits paid to participants per the financial statements	$195,952,021	$163,665,967
Add: amounts allocated to withdrawing participants at December 31, 2012 and 2011, respectively	1,778,068	2,197,938
Less: amounts allocated to withdrawing participants at December 31, 2011 and 2010, respectively	(2,197,938)	(4,312,177)

BENEFITS PAID TO PARTICIPANTS PER THE FORM 5500	$195,532,151	$161,551,728

Amounts allocated to withdrawing participants are recorded on the Plan Form 5500 for withdrawals that have been processed and approved for payment prior to December 31st, but not yet paid as of that date.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

NOTE 11 – PLAN AMENDMENTS

The Plan was amended and restated effective January 1, 2012 to reflect certain plan design changes, including the reinstatement of a Company matching contribution (and the formula for such contributions), automatic enrollment, and a new vesting schedule as described in Note 1. In 2012, the Plan was amended to (i) provide for different automatic enrollment provisions for members of certain collective bargaining units, (ii) add service requirements and different vesting provisions for contingent employees effective November 1, 2012, (iii) provide that any discretionary matching contributions made with respect to any Plan year would be allocated to all eligible participants employed on December 31 of such year (rather than in March of the following year), and (iv) cease the per pay period matching contributions effective December 31, 2012. The Plan was amended to permit Roth 401(k) contributions effective January 1, 2011.

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	Cash and Other
	Cash	Cash	**	$2,161,757
	Dreyfus Treasury Prime Cash Management	Short-Term Investment Fund	**	2,792,821
	Dreyfus Treasury Prime Cash Management	Short-Term Investment Fund	**	1,012,496
	Dreyfus Treasury Prime Cash Management	Short-Term Investment Fund	**	755,918
	Dreyfus Treasury Prime Cash Management	Short-Term Investment Fund	**	447,936
	Dreyfus Treasury Prime Cash Management	Short-Term Investment Fund	**	402,936
	Dreyfus Treasury Prime Cash Management	Short-Term Investment Fund	**	192,555
	Dreyfus Treasury Prime Cash Management	Short-Term Investment Fund	**	91,946
*	Plan Contributions Receivable	Plan Contributions Receivable	**	404,227
	Pending Transactions		**	840,283

	Cash and Other			$9,102,875

	Collective Trust Funds
	SSgA U.S. Bond Index Fund	Fixed Income Securities	**	$87,137,155
	Wells Fargo Fixed Income Fund A	Fixed Income Securities	**	123,350,803
	Wells Fargo Fixed Income Fund F	Fixed Income Securities	**	210,990,837

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	Wells Fargo Fixed Income Fund L	Fixed Income Securities	**	123,191,187
	Wells Fargo Short Term Investment Fund G	Fixed Income Securities	**	50,274,376
	Pending Transactions	Fixed Income Securities	**	(1,263,282)
	NT Collective EAFE Index Fund - Lending	International Core Index Fund	**	111,277,635
	Vanguard Employee Benefit Index Fund	Large Cap Core Index Fund	**	247,192,099
	SSgA U.S. Inflation Protected Bond Index Fund	Treasury Inflation Protected Securities	**	101,368,204
	NT Collective Russell 2000 Index Fund - Lending	Small Cap Fund	**	75,115,614

	Collective Trust Funds			$1,128,634,628

	Fixed Income Securities
	PIMCO Short-Term Portfolio	US Regulated Short Term Funds	**	$6,976,656
	Straight A Funding LLC	Commercial Paper - Discount	**	5,997,431
	U.S. Treasury Bill	Treasury Bills - Less Than 1Yr	**	14,976,694
	U.S. Treasury Bill	Treasury Bills - Less Than 1Yr	**	299,595
	U.S. Treasury Repo	Repurchase Agreements	**	1,400,000
	U.S. Treasury Repo	Repurchase Agreements	**	1,900,000
	Dreyfus Treasury Prime Cash Management	Short-Term Investment Fund	**	1,016,160
	PIMCO Asset-Backed Securities Portfolio	Asset-Backed Securities Portfolio	**	7,521,737
	PIMCO U.S. Government Sector Portfolio	U.S. Government Sector Portfolio	**	51,442,834
	PIMCO Mortgage Portfolio	Mortgage Portfolio	**	107,465,741
	PIMCO Municipal Sector Portfolio	Municipal Sector Portfolio	**	3,639,107
	PIMCO Real-Return Portfolio	Real-Return Portfolio	**	48,339,433
	PIMCO Emerging Markets Portfolio	Emerging Markets Portfolio	**	10,946,638
	PIMCO International Portfolio	International Portfolio	**	27,778,879
	PIMCO High Yield Portfolio	High Yield Portfolio	**	6,694,103
	PIMCO Investment Grade Corporate Portfolio	Investment Grade Corporate Portfolio	**	53,280,338
	U.S. Treasury Note	0.750% 12/15/2013	**	502,656
	Pending Transactions	Fixed Income Securities	**	(2,392,350)

	Fixed Income Securities			$347,785,652

	Mutual Funds
	PIMCO Funds: All Asset Fund	Diversified Real Asset Fund	**	$39,610,586
	DWS RREEF Real Estate Securities Fund	Real Estate Investment Trust Fund	**	49,327,629
	DFA U.S. Small Cap Value Portfolio	Small Cap Fund	**	80,929,970
	Vanguard Emerging Markets Stock Index	Emerging Markets Fund	**	43,672,482

	Mutual Funds			$213,540,667

	Non-U.S. Equity Securities
	A P Moller - Maersk A/S	Common Stock	**	$275,938
	A P Moller - Maersk A/S	Common Stock	**	541,994
	Abertisinfraestructuras SA	Common Stock	**	221,924
	Accenture plc	Common Stock	**	851,200

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	Ace Limited SHS	Common Stock	**	630,420
	Adecco SA	Common Stock	**	363,390
	Adidas AG	Common Stock	**	86,726
	Advantest NPV	Common Stock	**	442,759
	Aegon NV	Common Stock	**	1,030,717
	Aeon Credit Service Co	Common Stock	**	245,510
	Ageas NV	Common Stock	**	521,741
	Agnico Eagle Mines Ltd	Common Stock	**	802,638
	Agrium Inc	Common Stock	**	1,298,830
	Aisin Seiki Co	Common Stock	**	412,856
	Ajinomoto Co Inc	Common Stock	**	370,138
	Alfresa Hldgs NPV	Common Stock	**	116,926
	Allied World Assurance Company	Common Stock	**	606,760
	Amdocs Ltd	Common Stock	**	740,982
	Amec Ord 50p	Common Stock	**	618,956
	Anheuser-Busch Inbev NV	Common Stock	**	317,998
	Arcelik Try1	Common Stock	**	4
	Arm Holdings plc	Common Stock	**	349,928
	Asahi Glass Co	Common Stock	**	224,438
	Asahi Group Holdings Ltd	Common Stock	**	420,663
	Assicurazioni Generali Eur1	Common Stock	**	956,100
	Astellas Pharma Inc	Common Stock	**	1,053,172
	Astrazeneca Ord Usd0.25	Common Stock	**	1,086,531
	Asx Ltd NPV	Common Stock	**	292,624
	Atos Eur1	Common Stock	**	97,358
	Aviva plc Gbp0.25	Common Stock	**	197,173
	Axa Eur2.29	Common Stock	**	2,158,771
	Bae Systems Ord Gbp0.025	Common Stock	**	407,552
	Baloise Holding AG	Common Stock	**	179,495
	Banco Bilbao Vizcaya	Common Stock	**	749,180
	Banco Espirito Santo SA	Common Stock	**	77,107
	Banco Santander Brasil Sa/Braz	Common Stock	**	276,136
	Barclays plc	Common Stock	**	494,746
	Bayerische Motoren Werke (BMW)	Common Stock	**	636,615
	Bayerische Motoren Werke-Prf	Common Stock	**	101,367
	BNP Paribas Eur2	Common Stock	**	688,326
	Bridgestone Co	Common Stock	**	331,806
	British American Tobacco plc	Common Stock	**	960,255

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	British Sky Brdcstg	Common Stock	**	577,873
	BT Group Ord Gbp0.05	Common Stock	**	498,364
	Burberry Group Ord Gbp0.0005	Common Stock	**	521,532
	Cap Gemini Eur8	Common Stock	**	162,460
	Carlsberg A/S	Common Stock	**	1,063,242
	Catamaran Corp	Common Stock	**	755,079
	Chiyoda Corp	Common Stock	**	482,877
	Christian Dior Eur2	Common Stock	**	223,530
	Chugai Pharmaceutical	Common Stock	**	200,492
	Cia De Bebidas Das Americas	Common Stock	**	240,267
	Citizen Holdings Co	Common Stock	**	249,877
	CNP Assurances Eur1	Common Stock	**	259,014
	Compass Group Ord Gbp0.10	Common Stock	**	488,695
	Continental AG NPV	Common Stock	**	997,158
	Core Laboratories NV	Common Stock	**	633,998
	Corio NV Eur10	Common Stock	**	95,051
	Covidien plc	Common Stock	**	1,743,748
	Cp All Pcl Thb1(Alien Market)	Common Stock	**	482,406
	Credit Agricole SA Eur3	Common Stock	**	982,871
	Credit Saison Co NPV	Common Stock	**	215,727
	Crown Limited NPV	Common Stock	**	147,066
	CSL Ord NPV	Common Stock	**	713,533
	Daicel Corp	Common Stock	**	111,479
	Daihatsu Motor Co	Common Stock	**	237,460
	Dai-Ichi Life Insurance Co Ltd	Common Stock	**	843,106
	Daiichi Sankyo Company Limited	Common Stock	**	345,541
	Daimler AG Ord NPV	Common Stock	**	570,966
	Dainippon Sumitomo Pharma Co	Common Stock	**	117,308
	Danske Bank AS DKK10	Common Stock	**	215,686
	Dena Co Ltd NPV	Common Stock	**	256,377
	Denso Corporation NPV	Common Stock	**	587,964
	Deutsche Post AG NPV (REGD)	Common Stock	**	346,425
	DNB ASA	Common Stock	**	1,412,099
	DSV DKK1	Common Stock	**	155,532
	Eads Euro Aero Def Eur 1	Common Stock	**	248,525
	East Japan Railway Co	Common Stock	**	445,290
	Edenred	Common Stock	**	109,912
	Eisai Co	Common Stock	**	20,818
	Electrolux AB Ser ‘B’ NPV	Common Stock	**	77,421

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	Enterprise Inns Ord Gbp0.025	Common Stock	**	80,139
	Erste Group Bank AG	Common Stock	**	122,010
	Everest Re Group Inc Com	Common Stock	**	912,585
	Everest Re Group Inc Com	Common Stock	**	2,012,085
	Exor SpA Eur1	Common Stock	**	288,471
	Familymart	Common Stock	**	493,379
	Flextronics International Ltd	Common Stock	**	825,930
	Foschini Group Ltd	Common Stock	**	147,412
	Foster Wheeler AG Com	Common Stock	**	564,224
	Fresnillo plc	Common Stock	**	280,475
	Fuji Heavy Ltd	Common Stock	**	323,553
	Fujifilm Holdings Corp NPV	Common Stock	**	306,878
	Fujitsu NPV	Common Stock	**	574,568
	Gazprom OAO	Common Stock	**	702,097
	Gemalto Eur 1	Common Stock	**	278,815
	Glaxosmithkline Ord Gbp0.25	Common Stock	**	3,191,265
	Glaxosmithkline plc	Common Stock	**	24,778
	Glaxosmithkline plc	Common Stock	**	1,230,201
	Grifols SA Eur0.5	Common Stock	**	355,419
	Groupe Bruxelles L NPV	Common Stock	**	71,122
	Grupa Lotos S A Pln1.00(Ca)	Common Stock	**	111,104
	Heidelbergcement AG	Common Stock	**	600,235
	Henkel Ag & Co Kgaa NPV(Br)	Common Stock	**	17,938
	Hitachi High Technologies Corp	Common Stock	**	316,139
	Hitachi NPV	Common Stock	**	81,605
	Home Retail Group Ord Gbp0	Common Stock	**	213,680
	Honda Motor Co NPV	Common Stock	**	552,871
	Hsbc Hldgs Ord Usd0.50 (UK)	Common Stock	**	1,994,280
	Hsbc Holdings plc	Common Stock	**	513,134
	Hugo Boss AG	Common Stock	**	153,709
	Husqvarna AB Ser B NPV	Common Stock	**	217,521
	IHI Corp	Common Stock	**	71,890
	Imax Corp	Common Stock	**	791,296
	Immofinanz AG NPV	Common Stock	**	95,084
	Imperial Tobacco Group plc	Common Stock	**	166,061
	Industria De Diseno Textil SA	Common Stock	**	297,794
	Industrivarden Ab Ser C NPV	Common Stock	**	302,864
	ING Groep NV	Common Stock	**	774,526
	Insurance Australia Group plc	Common Stock	**	149,790

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Fair Value
	Intercontinental Hotels Group	Common Stock	*	*	319,819
	Interoil Corp	Common Stock	*	*	1,088,388
	Intesa Sanpaolo Eur0.52	Common Stock	*	*	244,478
	Intesa Sanpaolo Eur0.52	Common Stock	*	*	1,483,401
	Invensys Ord Gbp0.10	Common Stock	*	*	248,211
	Investor AB Sek 6.25 ‘B’	Common Stock	*	*	883,468
	iShares MSCI EAFE Index Fund	Common Stock	*	*	2,532,752
	Isuzu Motors Ltd	Common Stock	*	*	484,612
	ITV Ord Gbp0.10	Common Stock	*	*	446,515
	Japan Airlines Co Ltd	Common Stock	*	*	188,284
	Japan Tobacco Inc	Common Stock	*	*	776,037
	Jtekt Corp	Common Stock	*	*	150,627
	Julius Baer Gruppe AG	Common Stock	*	*	410,028
	Kabel Deutschland Holding AG	Common Stock	*	*	477,548
	Kao Corp	Common Stock	*	*	528,014
	Kddi Corp	Common Stock	*	*	556,422
	Kerry Group ‘A’ Ord Eur0.125	Common Stock	*	*	486,208
	Kikkoman Shoyu Co	Common Stock	*	*	113,803
	Kinnevik Investment Ab Sek0.1	Common Stock	*	*	254,151
	Kirin Holdingsco Ltd	Common Stock	*	*	280,900
	Kodiak Oil & Gas Corp	Common Stock	*	*	316,830
	Konica Minolta Inc	Common Stock	*	*	302,781
	Kyowa Hakko Kirin Co Ltd	Common Stock	*	*	274,932
	Lafarge Sa Eur4.00	Common Stock	*	*	86,096
	Lawson Inc NPV	Common Stock	*	*	40,733
	Legal & General Group Ord 2.5p	Common Stock	*	*	207,316
	Lions Gate Entertainment Corp	Common Stock	*	*	1,238,200
	Lloyds Banking Group plc	Common Stock	*	*	1,043,215
	Lonza Group AG Chf1	Common Stock	*	*	23,889
	Lukoil OAO	Common Stock	*	*	446,752
	LVMH Moet Hennessy Louis Vuitton	Common Stock	*	*	124,641
	Mcdermott International Inc	Common Stock	*	*	575,244
	Medipal Holdings Corp	Common Stock	*	*	120,390
	Metalurgica Gerdau SA	Common Stock	*	*	114,081
	Michael Kors Holdings Ltd	Common Stock	*	*	1,046,115
	Mitsubishi Heavy Ind NPV	Common Stock	*	*	206,384
	Mitsubishi Tanabe Pharm Corp	Common Stock	*	*	93,763
	Muenchener Rueckversicherungs	Common Stock	*	*	939,365
	Namco Bandai Holdings Inc NPV	Common Stock	*	*	56,842

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	Natixis Eur1.6	Common Stock	**	324,274
	Nexon Co Ltd	Common Stock	**	165,639
	Next Group Ord Gbp0.10	Common Stock	**	706,657
	NGK Insulators	Common Stock	**	411,265
	NHK Spring Co	Common Stock	**	111,863
	Nippon Meat Packers	Common Stock	**	55,282
	Nippon Telegraph & Telephone Corp	Common Stock	**	338,225
	Nissan Motor Co	Common Stock	**	90,043
	Nitto Denko Corp NPV	Common Stock	**	112,254
	NKSJ Holdings Inc	Common Stock	**	193,124
	Nokia (AB) Oy Eur0.06	Common Stock	**	201,870
	Nokia Oyj	Common Stock	**	135,205
	Nomura Holding NPV	Common Stock	**	589,301
	Nomura Holdings Inc	Common Stock	**	94,836
	Nomura Real Estate Nomura	Common Stock	**	212,676
	Nomura Rl Est Inc NPV	Common Stock	**	212,174
	Nordea Bank AB Eur0.39632	Common Stock	**	1,279,544
	Novo Nordisk A/S	Common Stock	**	850,487
	Novo-Nordisk AS DKK1	Common Stock	**	2,129,339
	Ntt Docomo Inc	Common Stock	**	166,356
	Oi SA	Common Stock	**	122,133
	Oi SA	Common Stock	**	127,309
	Oi SA Preference	Common Stock	**	165,384
	Old Mutual plc Ord	Common Stock	**	846,981
	OMV AG NPV	Common Stock	**	468,807
	Ono Pharmaceutical Co	Common Stock	**	300,919
	Opap SA Eur0.3 (Cr)	Common Stock	**	91,690
	Orion Corp Ser B NPV	Common Stock	**	113,781
	Orix Corp	Common Stock	**	61,624
	Otsuka Holdings Co Ltd	Common Stock	**	526,407
	Otsuka Shokai	Common Stock	**	7,541
	Pargesa Hldgs SA Chf20(BR)	Common Stock	**	222,648
	Pearson plc	Common Stock	**	112,668
	Pentair Ltd	Common Stock	**	304,730
	Popular Inc	Common Stock	**	725,987
	Prosiebensat.1 Media AG	Common Stock	**	58,719
	Prudential plc	Common Stock	**	315,078
	Prudential plc Gbp0.05	Common Stock	**	359,526
	Qiagen NV	Common Stock	**	430,155

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	Randstad Hldgs Eur0.1	Common Stock	**	349,828
	Ratos AB Ser B NPV	Common Stock	**	176,679
	Reed Elsevier	Common Stock	**	179,359
	Ritchie Bros Auctioneers Inc	Common Stock	**	246,502
	Rohm Co	Common Stock	**	187,755
	Royal Bank of Scot Ord Gbp1	Common Stock	**	353,762
	Sap AG	Common Stock	**	521,184
	Sap AG Ord NPV	Common Stock	**	301,172
	SBI Holdings Inc	Common Stock	**	66,995
	Sega Sammy Hldgs Inc NPV	Common Stock	**	60,579
	Sekisui Chemical	Common Stock	**	86,625
	Seven & I Hldg Co Ltd NPV	Common Stock	**	39,459
	Shimamura NPV	Common Stock	**	193,836
	Shimano Inc NPV	Common Stock	**	146,834
	Shionogi & Co	Common Stock	**	197,771
	Shire plc	Common Stock	**	195,514
	Shire plc Ord Gbp0.05	Common Stock	**	382,525
	Skandinaviska Enskilda Banken	Common Stock	**	1,909,598
	Societe Generale Eur1.25	Common Stock	**	1,998,160
	Sodexo Eur4	Common Stock	**	363,505
	Softbank Corporation NPV	Common Stock	**	646,412
	Sony Corp	Common Stock	**	225,602
	Standard Life Ord Gbp0.10	Common Stock	**	869,146
	Stmicroelectronics Eur1.04	Common Stock	**	170,652
	Stmicroelectronics NV	Common Stock	**	191,266
	Sumitomo Chemical	Common Stock	**	622,217
	Sumitomo Electric Ind NPV	Common Stock	**	758,725
	Sumitomo Mitsui Gr NPV	Common Stock	**	1,293,338
	Sumitomo Rubber Industries	Common Stock	**	100,549
	Suncorp Group Limited	Common Stock	**	490,146
	Surgutneftegas OAO	Common Stock	**	99,783
	Suzuken Co Ltd	Common Stock	**	154,508
	Suzuki Motor Co NPV	Common Stock	**	210,029
	Svenska Cellulosa AB-Sca Ser B	Common Stock	**	302,289
	Svenska Handelsbanken Ser A	Common Stock	**	694,330
	Swedbank AB Sek’a’ NPV	Common Stock	**	355,595
	Swiss Life Holding AG	Common Stock	**	443,769
	Swiss Re Ltd	Common Stock	**	1,312,456
	Syneron Medical Ltd	Common Stock	**	599,964

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	Takeda Pharmaceutical Co Ltd	Common Stock	**	673,226
	Telecom Corp of New Zealand	Common Stock	**	110,465
	Telecom Corp of New Zealand	Common Stock	**	16,909
	Telecom Italia Di Risp Eur0.55	Common Stock	**	350,369
	Telecom Italia Eur0.55	Common Stock	**	454,692
	Telekomunikasi Indonesia (Persero)	Common Stock	**	137,569
	THK Co	Common Stock	**	463,651
	Tokyo Electron NPV	Common Stock	**	245,753
	Toyoda Gosei	Common Stock	**	150,841
	Toyota Boshoku Corp	Common Stock	**	167,504
	Toyota Motor Corp	Common Stock	**	1,003,277
	Toyota Motor Corp NPV	Common Stock	**	189,909
	Toyota Tsushu Corp	Common Stock	**	266,496
	Transocean Ltd	Common Stock	**	191,487
	Transocean Ltd Zug Namen-Akt	Common Stock	**	25,897
	Tryg A/S	Common Stock	**	85,766
	Tui Travel plc Ord Gbp0	Common Stock	**	212,561
	Ucb S A NPV	Common Stock	**	578,645
	Unibail-Rodamco SE Eur5	Common Stock	**	152,566
	Unicharm Corp	Common Stock	**	10,397
	Unicredit SpA	Common Stock	**	1,997,579
	United Internet Ag NPV REGD	Common Stock	**	125,213
	Uti Worldwide Inc SHS	Common Stock	**	601,660
	Volkswagen AG	Common Stock	**	1,010,437
	Volkswagen AG Ord NPV	Common Stock	**	198,262
	Warner Chilcott plc Class A	Common Stock	**	1,492,960
	Westpac Banking Corp NPV	Common Stock	**	348,694
	WPP plc	Common Stock	**	259,816
	Xstrata Com Stk Usd0.50	Common Stock	**	382,255
	Yara Intl Nok1.70	Common Stock	**	428,959
	Yokogawa Electric Corp	Common Stock	**	333,020
	Zurich Insurance Group AG	Common Stock	**	952,221
	Pending Transactions	Common Stock	**	(2,819,435)

	Non-U.S. Equity Securities			$121,533,221

	U.S. Equity Securities
	Dreyfus Treasury Prime Cash Management	Short-Term Investment Fund	**	$1,446,410
	Aaron’s Inc	Common Stock	**	837,088
	Abraxas Petroleum Corp	Common Stock	**	169,725

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	Adtran Inc	Common Stock	**	230,572
	Advent Software Inc	Common Stock	**	397,668
	The Aes Corp	Common Stock	**	1,491,580
	Aetna Inc	Common Stock	**	2,301,110
	Aflac Inc	Common Stock	**	711,808
	Agco Corp	Common Stock	**	1,262,384
	Akamai Technologies Inc	Common Stock	**	458,192
	Alaska Air Group Inc	Common Stock	**	564,479
	Albemarle Corp	Common Stock	**	944,224
	Allegheny Technologies Inc	Common Stock	**	886,512
	Allergan Inc	Common Stock	**	1,091,587
	The Allstate Corp	Common Stock	**	2,112,942
	Altera Corp	Common Stock	**	702,576
	Amazon.Com Inc	Common Stock	**	2,963,452
	Ameren Corp	Common Stock	**	1,041,408
	American Electric Power Co Inc	Common Stock	**	422,532
	American Express Co	Common Stock	**	597,792
	American Tower Corp	Common Stock	**	1,900,842
	Ameriprise Financial Inc	Common Stock	**	1,578,276
	Amgen Inc	Common Stock	**	854,568
	Apogee Enterprises Inc	Common Stock	**	707,115
	Apollo Group Inc	Common Stock	**	918,388
	Apple Inc	Common Stock	**	6,316,406
	Arris Group Inc	Common Stock	**	693,306
	Assurant Inc	Common Stock	**	1,127,750
	AT&T Inc	Common Stock	**	3,617,083
	Autoliv Inc	Common Stock	**	882,809
	Bank of America Corp	Common Stock	**	744,720
	Belden Inc	Common Stock	**	1,772,606
	Biogen Idec Inc	Common Stock	**	2,200,050
	Biomarin Pharmaceutical Inc	Common Stock	**	226,550
	Blackrock Inc	Common Stock	**	1,508,983
	Borgwarner Inc	Common Stock	**	1,568,478
	CA Inc	Common Stock	**	683,578
	Cabot Corp	Common Stock	**	779,884
	Cabot Microelectronics Corp	Common Stock	**	340,896
	Cabot Oil & Gas Corp	Common Stock	**	950,034
	Cabot Oil & Gas Corp	Common Stock	**	1,029,618
	Capitalsource Inc	Common Stock	**	1,606,960

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	Cardinal Health Inc	Common Stock	**	1,037,736
	Carlisle Cos Inc	Common Stock	**	493,584
	Carrizo Oil & Gas Inc	Common Stock	**	960,228
	CBS Corp	Common Stock	**	1,084,425
	CBS Corp	Common Stock	**	1,362,190
	Celanese Corp	Common Stock	**	302,804
	Celgene Corp	Common Stock	**	2,133,312
	Cerner Corp	Common Stock	**	1,708,080
	CF Industries Holdings Inc	Common Stock	**	1,828,440
	Chevron Corp	Common Stock	**	4,476,996
	Chico’s FAS Inc	Common Stock	**	932,599
	Cisco Systems Inc	Common Stock	**	2,332,455
	Citigroup Inc	Common Stock	**	4,074,680
	Clean Harbors Inc	Common Stock	**	297,054
	Coach Inc	Common Stock	**	1,082,445
	Cogent Communications Group Inc	Common Stock	**	1,421,792
	Comcast Corp	Common Stock	**	1,977,402
	Computer Sciences Corp	Common Stock	**	584,730
	Comscore Inc	Common Stock	**	157,092
	Conocophillips	Common Stock	**	2,980,686
	Consol Energy Inc	Common Stock	**	269,640
	Constant Contact Inc	Common Stock	**	201,782
	Continental Resources Inc	Common Stock	**	903,927
	The Cooper Cos Inc	Common Stock	**	2,189,926
	Costco Wholesale Corp	Common Stock	**	1,372,903
	Covance Inc	Common Stock	**	46,216
	Crown Holdings Inc	Common Stock	**	1,689,579
	CVS Caremark Corp	Common Stock	**	1,987,185
	CVS Caremark Corp	Common Stock	**	2,760,785
	Cymer Inc	Common Stock	**	985,687
	Cypress Semiconductor Corp	Common Stock	**	814,084
	Danaher Corp	Common Stock	**	3,829,150
	Dean Foods Co	Common Stock	**	582,803
	Delta Air Lines Inc	Common Stock	**	845,144
	Dexcom Inc	Common Stock	**	1,359,639
	Dillard’s Inc	Common Stock	**	343,457
	DIRECTV	Common Stock	**	1,640,232
	Discover Financial Services	Common Stock	**	2,124,105
	Dollar General Corp	Common Stock	**	1,569,604

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	Dollar Tree Inc	Common Stock	**	462,384
	Domtar Corp	Common Stock	**	651,456
	Dril-Quip Inc	Common Stock	**	1,073,835
	DTS Inc	Common Stock	**	664,660
	Eagle Materials Inc	Common Stock	**	1,491,750
	eBay Inc	Common Stock	**	2,275,492
	Ecolab Inc	Common Stock	**	1,984,440
	Edison International	Common Stock	**	899,281
	Edwards Lifesciences Corp	Common Stock	**	1,036,955
	Electronic Arts Inc	Common Stock	**	463,507
	EMC Corp	Common Stock	**	1,254,880
	Encore Wire Corp	Common Stock	**	215,201
	Energizer Holdings Inc	Common Stock	**	567,858
	Entergy Corp	Common Stock	**	1,810,500
	The Estee Lauder Cos Inc	Common Stock	**	1,251,074
	Express Scripts Holding Co	Common Stock	**	1,890,000
	Exxon Mobil Corp	Common Stock	**	8,274,180
	Facebook Inc	Common Stock	**	2,095,781
	Fairchild Semiconductor Intern	Common Stock	**	936,000
	Fidelity National Financial Inc	Common Stock	**	624,075
	Fifth Third Bancorp	Common Stock	**	1,948,877
	First Solar Inc	Common Stock	**	645,392
	Fluor Corp	Common Stock	**	1,726,956
	FMC Corp	Common Stock	**	912,912
	FMC Technologies Inc	Common Stock	**	916,562
	Franklin Resources Inc	Common Stock	**	1,987,317
	Gamestop Corp	Common Stock	**	970,983
	The Gap Inc	Common Stock	**	627,008
	General Electric Co	Common Stock	**	3,213,569
	General Motors Co	Common Stock	**	971,571
	Gilead Sciences Inc	Common Stock	**	1,836,250
	Global Payments Inc	Common Stock	**	339,750
	The Goldman Sachs Group Inc	Common Stock	**	3,137,976
	Google Inc	Common Stock	**	3,660,349
	Green Dot Corp	Common Stock	**	341,600
	Hanesbrands Inc	Common Stock	**	598,194
	Harman International Industries	Common Stock	**	700,848
	Harsco Corp	Common Stock	**	761,400
	HCA Holdings Inc	Common Stock	**	1,010,695

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	HCC Insurance Holdings Inc	Common Stock	**	550,708
	Hess Corp	Common Stock	**	577,264
	Higher One Holdings Inc	Common Stock	**	91,698
	Hollyfrontier Corp	Common Stock	**	1,927,170
	The Home Depot Inc	Common Stock	**	1,781,280
	Horsehead Holding Corp	Common Stock	**	400,232
	Hub Group Inc	Common Stock	**	769,440
	Hubbell Inc	Common Stock	**	736,281
	Humana Inc	Common Stock	**	1,434,367
	Huntington Bancshares Inc	Common Stock	**	1,689,516
	Huntsman Corp	Common Stock	**	1,558,200
	Illumina Inc	Common Stock	**	739,347
	Ingredion Inc	Common Stock	**	579,870
	Insulet Corp	Common Stock	**	1,740,040
	Intermune Inc	Common Stock	**	340,119
	International Business Machine	Common Stock	**	3,754,380
	International Rectifier Corp	Common Stock	**	473,391
	Intralinks Holdings Inc	Common Stock	**	120,932
	Intuit Inc	Common Stock	**	1,243,550
	Intuitive Surgical Inc	Common Stock	**	1,797,206
	Itron Inc	Common Stock	**	360,855
	Jabil Circuit Inc	Common Stock	**	601,848
	Jacobs Engineering Group Inc	Common Stock	**	306,504
	Jefferies Group Inc	Common Stock	**	776,226
	Jetblue Airways Corp	Common Stock	**	415,688
	JPMorgan Chase & Co	Common Stock	**	4,225,517
	K12 Inc	Common Stock	**	1,077,188
	Kansas City Southern	Common Stock	**	784,712
	Kar Auction Services Inc	Common Stock	**	515,310
	Keycorp	Common Stock	**	1,785,040
	Kior Inc	Common Stock	**	261,528
	Kirby Corp	Common Stock	**	389,907
	The Kroger Co	Common Stock	**	1,701,708
	Landstar System Inc	Common Stock	**	514,108
	Las Vegas Sands Corp	Common Stock	**	1,366,336
	Lear Corp	Common Stock	**	843,120
	Lender Processing Services Inc	Common Stock	**	610,576
	Lennar Corp	Common Stock	**	1,171,701
	Lennox International Inc	Common Stock	**	1,397,032

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	Lincoln National Corp	Common Stock	**	683,760
	Lorillard Inc	Common Stock	**	630,018
	LPL Financial Holdings Inc	Common Stock	**	315,392
	Magnum Hunter Resources Corp	Common Stock	**	593,912
	Mako Surgical Corp	Common Stock	**	720,205
	Marathon Petroleum Corp	Common Stock	**	2,375,100
	Martin Marietta Materials Inc	Common Stock	**	480,828
	Mastercard Inc	Common Stock	**	1,662,983
	Maxim Integrated Products Inc	Common Stock	**	976,080
	The Mcgraw-Hill Cos Inc	Common Stock	**	1,295,679
	Mckesson Corp	Common Stock	**	1,493,184
	Mednax Inc	Common Stock	**	882,672
	Memc Electronic Materials Inc	Common Stock	**	181,365
	Merck & Co Inc	Common Stock	**	1,338,738
	Meritor Inc	Common Stock	**	316,910
	Metropcs Communications Inc	Common Stock	**	367,780
	Microsemi Corp	Common Stock	**	580,704
	Microsoft Corp	Common Stock	**	1,496,880
	Monolithic Power Systems Inc	Common Stock	**	1,198,664
	Monsanto Co	Common Stock	**	3,766,786
	Monster Worldwide Inc	Common Stock	**	272,008
	Moody’s Corp	Common Stock	**	467,976
	MRC Global Inc	Common Stock	**	1,047,667
	Murphy Oil Corp	Common Stock	**	1,667,400
	Myriad Genetics Inc	Common Stock	**	272,500
	Nanosphere Inc	Common Stock	**	308,160
	News Corp	Common Stock	**	623,176
	NII Holdings Inc	Common Stock	**	982,514
	Northrop Grumman Corp	Common Stock	**	2,088,222
	NV Energy Inc	Common Stock	**	1,204,496
	ON Semiconductor Corp	Common Stock	**	423,705
	Oracle Corp	Common Stock	**	956,284
	Orbital Sciences Corp	Common Stock	**	510,867
	Oshkosh Corp	Common Stock	**	601,895
	Owens Corning	Common Stock	**	14,796
	Packaging Corp of America	Common Stock	**	700,154
	Pall Corp	Common Stock	**	741,198
	Perrigo Co	Common Stock	**	624,180
	Pfizer Inc	Common Stock	**	3,285,480

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	Precision Castparts Corp	Common Stock	**	2,235,156
	Premiere Global Services Inc	Common Stock	**	916,807
	Priceline.Com Inc	Common Stock	**	3,286,148
	Primoris Services Corp	Common Stock	**	327,872
	Public Service Enterprise Group	Common Stock	**	2,080,800
	Qualcomm Inc	Common Stock	**	3,733,604
	Quanta Services Inc	Common Stock	**	1,162,554
	Quinstreet Inc	Common Stock	**	472,886
	Ralph Lauren Corp	Common Stock	**	1,754,064
	Range Resources Corp	Common Stock	**	1,174,921
	Raymond James Financial Inc	Common Stock	**	836,101
	Raytheon Co	Common Stock	**	1,767,092
	Regions Financial Corp	Common Stock	**	1,446,784
	Responsys Inc	Common Stock	**	302,172
	Rex Energy Corp	Common Stock	**	601,524
	Rogers Corp	Common Stock	**	2,473,068
	Ross Stores Inc	Common Stock	**	1,250,865
	Rovi Corp	Common Stock	**	1,242,362
	RPX Corp	Common Stock	**	719,584
*	RR Donnelley & Sons Co	Common Stock	**	2,280,763
*	RR Donnelley & Sons Co	Common Stock	**	19,638,212
	Rue21 Inc	Common Stock	**	343,519
	SAIC Inc	Common Stock	**	868,244
	Salesforce.Com Inc	Common Stock	**	3,177,090
	SBA Communications Corp	Common Stock	**	1,221,544
	SBA Communications Corp	Common Stock	**	1,761,296
	Select Comfort Corp	Common Stock	**	617,612
	Silicon Laboratories Inc	Common Stock	**	397,195
	Sirius XM Radio Inc	Common Stock	**	1,432,284
	Skyworks Solutions Inc	Common Stock	**	749,070
	Sotheby’s	Common Stock	**	194,996
	Starbucks Corp	Common Stock	**	2,246,678
	Symantec Corp	Common Stock	**	948,024
	Symmetry Medical Inc	Common Stock	**	516,532
	Synaptics Inc	Common Stock	**	476,523
	Tenneco Inc	Common Stock	**	235,237
	Teradata Corp	Common Stock	**	1,243,989
	Tesoro Corp	Common Stock	**	814,925
	Tessera Technologies Inc	Common Stock	**	215,102

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	Textron Inc	Common Stock	**	654,456
	Tivo Inc	Common Stock	**	974,512
	The Travelers Cos Inc	Common Stock	**	1,960,686
	Trex Co Inc	Common Stock	**	457,929
	Triquint Semiconductor Inc	Common Stock	**	258,940
	Ulta Salon Cosmetics & Fragrance	Common Stock	**	1,208,598
	Ultratech Inc	Common Stock	**	1,100,350
	Unilife Corp	Common Stock	**	159,581
	Union Pacific Corp	Common Stock	**	691,460
	Union Pacific Corp	Common Stock	**	4,865,364
	United Continental Holdings Inc	Common Stock	**	3,792,236
	United Technologies Corp	Common Stock	**	2,181,466
	United Therapeutics Corp	Common Stock	**	774,590
	Unitedhealth Group Inc	Common Stock	**	1,936,368
	Unitedhealth Group Inc	Common Stock	**	2,749,968
	US Airways Group Inc	Common Stock	**	326,700
	US Bancorp	Common Stock	**	1,446,882
	Valero Energy Corp	Common Stock	**	2,228,036
	Vera Bradley Inc	Common Stock	**	240,960
	Verifone Systems Inc	Common Stock	**	565,404
	Verisign Inc	Common Stock	**	372,672
	Verizon Communications Inc	Common Stock	**	1,432,237
	Visa Inc	Common Stock	**	4,880,876
	VMware Inc	Common Stock	**	1,393,272
	Wabash National Corp	Common Stock	**	1,341,015
	Wabco Holdings Inc	Common Stock	**	625,824
	Waddell & Reed Financial Inc	Common Stock	**	386,502
	Walgreen Co	Common Stock	**	2,324,228
	Watsco Inc	Common Stock	**	1,033,620
	Watson Pharmaceuticals Inc	Common Stock	**	593,400
	Web.Com Group Inc	Common Stock	**	274,688
	Wellpoint Inc	Common Stock	**	761,500
	Wells Fargo & Co	Common Stock	**	1,257,824
	Wells Fargo & Co	Common Stock	**	4,696,332
	Western Digital Corp	Common Stock	**	1,015,511
	Western Refining Inc	Common Stock	**	724,483
	Whirlpool Corp	Common Stock	**	1,312,575
	The Williams Cos Inc	Common Stock	**	1,234,298
	WMS Industries Inc	Common Stock	**	257,250

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	World Fuel Services Corp	Common Stock	**	1,148,643
	WR Berkley Corp	Common Stock	**	1,151,070
	WW Grainger Inc	Common Stock	**	1,355,879
	Wyndham Worldwide Corp	Common Stock	**	1,074,842
	Yum! Brands inc	Common Stock	**	996,000
	Pending Transactions		**	3,920,955

	U.S. Equity Securities			$376,482,431

	Self-Directed Brokerage Account
	Self-managed account	Self Directed Account Value	**	$59,037,173

	Self-Directed Brokerage Account			$59,037,173

				$2,256,116,647

*	Participant loans	$49,144,880 principal amount, interest rates ranging from 4% to 10.50%, due through October 31, 2024	**	$49,144,880

				$2,305,261,527

*	Party-in-interest
**	Investments are participant directed; therefore, historical cost information is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RR DONNELLEY SAVINGS PLAN

By:	/s/ ANNE PEASE
Name:	Anne Pease
Title:	Applicable Administrative Named Fiduciary by virtue of holding the office of Vice President, Benefits, R. R. Donnelley & Sons Company

Date:	June 14, 2013

RR DONNELLEY SAVINGS PLAN

December 31, 2012

Index to Exhibits

EXHIBIT NUMBER

23.1	Baker Tilly Virchow Krause, LLP Consent of Independent Registered Public Accounting Firm – RR Donnelley Savings Plan as of December 31, 2012.